U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM 10-SB/A
                                 AMENDMENT NO. 2

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                          INTERACTIVE PROCESSING, INC.
                 (Name of Small Business Issuer in its charter)

           NEVADA                                        88-0355407
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


    #1738 - 609 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA V7Y 1G5 CANADA
              (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number: (604) 689-4060

        Securities to be registered under Section 12(b) of the Act: NONE

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
                                (Title of class)

Exhibit index on page 23                                      Page 1 of 25 pages

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS.

         Interactive Processing, Inc. (the "Company") was incorporated under the laws of the State of Nevada on September 15, 1995, for the purposes of engaging in sales of consumer electronic products.


         On April 17, 1996, the Company entered into a Patent and Trademark License Agreement with Amoeba Corporation ("Amoeba") to obtain the exclusive license to develop, manufacture, market, distribute, and sell products in the United States, Canada, and Mexico based upon an invention and patents owned by Ameoba. Amoeba was issued United States Patent number 5,253,068 and Canadian Patent number 2,107,736. The invention, known as the TV Terminator ("TVT") is, generally, an interactive universal remote control device, invented and patented by Amoeba, that is believed by management of the Company to be the first remote control with sound effects and a trigger-operated channel changer. As consideration for the license, the Company issued 2,900,000 shares of its Common Stock to Amoeba and agreed to pay a royalty of $1.50 per unit sold by the Company. The agreement has no specified term.


         Also on April 17, 1996, the Company entered into Patent and Trademark Sublicense agreements with three licensees of Amoeba to obtain the exclusive rights to the TV Terminator in other territories. All of the agreements are similar to the agreement with Amoeba and differ only with respect to the territory and the number of shares issued to the sublicensor. The agreements are summarized below.


                                                                                                        NUMBER OF
                                                                                                          SHARES
LICENSOR/SUBLICENSOR                                             TERRITORY                                ISSUED
Amoeba Corporation                      United States; Canada; and Mexico                               2,900,000
But Sup But International Inc.          Asia, excluding Russia and all republics which                   900,000
                                        were part of the former Soviet Union; India;
                                        Australia; and New Zealand
Aurora Marketing Inc.                   All of Europe, including the United Kingdom;                     900,000
                                        Russia; and all republics which were part of the
                                        former Soviet Union
Measca Corporation                      Western hemisphere, excluding the United                         900,000
                                        States, Canada, and Mexico; Africa; and the
                                        Middle East


         The TV Terminator is a gold colored, gun shaped remote control, which produces four sound effects: gunshot, machine gun, boos, and cheers. In addition to the TVT, the Company plans to produce other products based on the TVT technology and patents (collectively referred to as the "TVT Products"). See Football Sport Remote and Bundy Sport Remote, described below. Pursuant to the terms of the License and Sublicense agreements the rights to any TVT Products developed by the Company belong to Amoeba. The TVT Products work with Televisions, Video Cassette Recorders, and Cable Boxes, and have an operating range of over fifty (50) feet.


         The TVT was demonstrated by Amoeba at the Consumer Electronics Show in Las Vegas, Nevada, in January 1996. Prior to the Company's acquisition of the distribution rights, other distributors of the TVT had sold small quantities of the product through catalogs and as a result of newspaper articles and radio announcements. One of these distributors was Golden Treasures Dist. Ltd. ("Golden Treasures") a company owned and controlled by Mr. Silverman.



         Using the TVT technology, the Company developed a football shaped product named the Football Sport Remote (the "FSP"). On July 16, 1996, the Company entered into a Merchandising License Agreement with ELP Communications for the exclusive license in the United States and Canada to use the trademarks of the "Married With Children" television series to promote the Company's Bundy Sport Remote product, which is the FSP sold in different packaging (the Bundy Sport Remote and the Football Sport Remote are collectively referred to as the "Football Remotes"). As consideration for the license, the Company agreed to pay a royalty equal to 10% of Net Sales (12% of Net Sales for sales made on an F.O.B. basis), and paid an advance of $25,000 to the licensor upon execution of the agreement. The initial term of the agreement commenced on April 11, 1996 and will expire on June 30, 1998, unless sooner terminated pursuant to the terms of the agreement. So long as the Company has paid the licensor minimum royalties of $75,000 during this initial term and notified the licensor of its intention to extend the term of the agreement by May 1, 1998, the Company shall have an option to extend the agreement for an additional period ending June 30, 2000. In addition, subject to the Company performing fully under the terms of the agreement, the Company has the option of extending the territory to encompass worldwide rights by so notifying the licensor by May 12, 1997 and paying an option fee of $25,000 by July 12, 1997.


         As of March 10, 1997, the Football Remote prototypes have been made along with pre-packaging. Tooling designs, to be used in the production of the Football Remotes, have been completed, and the Company is awaiting confirmation on the tooling schedule. Management estimates that eighty-five percent (85%) of the software to be used in the Football Remotes is completed. While the Bundy Sport Remote and the FSP are identical except for the packaging, the Company's cost on the Bundy Sport Remote is at least one dollar higher per unit, than the FSP, due to the licensing fee.


         Management anticipates that the development of the Football Sport Remote and the Bundy Sport Remote will be completed in May or June of 1997.


MARKETING AND DISTRIBUTION


         The Company has been marketing the TVT to consumers and retailers for a suggested retail price of $39.95. Management believes the Football Remotes will be marketed at a similar price. Sales of the TVT Products will be made through home television shopping channels, catalogs, and clubs, utilizing an 800 number ordering system. Also, the Company has entered into a joint venture agreement with Cable/Print Network Marketing, Inc. ("CPNM") to distribute and market the TVT, FSP, and the Bundy Sport Remote. CPNM's expertise lies in marketing products through television, home shopping networks, catalogs, and infomercials. According to the CPNM agreement, the joint venture will be formed through a Delaware corporation, and the Company will assist in the financing the initial marketing. As of March 10, 1997, the Delaware corporation had not been formed, and the initial contribution had not been raised.



         As of March 7, 1997, the TVT had been advertised on the Down Home Shopping Network, and the Company is awaiting approval from the HSN Home
Shopping Network. Management anticipates that the FSP and Bundy Sport Remote will also be advertised on home shopping networks once these products are completed. The Company also intends to advertise the TVT Products on the Internet.


         The Company receives the TVT Products from a manufacturer located overseas (See Part I, Description of Business. Manufacturing) and warehouses the units in Las Vegas, with Golden Gems Nevada, Ltd. ("Golden Gems"), until they are shipped to the purchaser (e.g., home shopping networks, catalog sales companies, distributors, home purchasers, etc.). Golden Gems is a company owned by Mr. Silverman's parents. The Company has entered into a one year fulfillment contract with Golden

Gems, dated June 1, 1996, pursuant to which Golden Gems will receive from the Company a fee of $5 per unit shipped to individual customers and $.50 on each unit per fifty (50) piece bulk box of TVT's sent shipped to catalog companies and home shopping networks and all bulk shipments sent F.O.B. The Company also pays for any extra costs, such as envelopes, long distance faxing, special mailings authorized by the Company and any other reasonable costs. In addition, Golden Gems charges individual customers a $5.95 shipping and handling fee at the time of shipment. Payment to Golden Gems is made at the end of the month, based upon total orders for the month.


         As of March 10, 1997, the Company had shipped approximately 2,000 units of the TVT. The Company has an additional inventory of TVT 2,200 units available for shipment. Depending upon consumer acceptance of the TVT, the Company may have repeat orders and/or agreements for distribution of the product.


         The Company is in negotiations with AIFA Technology Corp., a Taiwanese company ("AIFA"), to expand the Company's line of remotes. As of March 7, 1997, the Company's negotiations with AIFA have focused on the Company acquiring the exclusive marketing rights in the United States and Canada for AIFA's EZ 5-in-1 and URC5 remotes. The Company is also negotiating with AIFA for an option on the marketing rights in South America and Europe. As of March 7, 1997, no definitive agreement had been entered into with AIFA.


         Management is negotiating with Klaus Helbert Verlog GMBH, located in Wiesbaden, German ("KHV"), for the distribution rights to the Company's TVT Products. If the negotiations are successful, management anticipates a two year agreement pursuant to which KHV will make an initial payment to the Company of $100,000, plus guaranteed unit sales over the term of the agreement. As of March 11, 1997, the Company had not reach an agreement with KHV.


MANUFACTURING


         The Company currently has the TVT manufactured overseas by Kimex Electronic Co. of Seoul, Korea ("Kimex"), a non-affiliated company, and pays for orders in advance. Microchips used in the TVT Products are purchased from Zilog, which has offices in California and Asia. The Company experienced quality control problems with the initial TVT orders from Kimex. A spring located inside the TVT was not aligned properly, which caused problems with the TVT. These problems have been corrected, and the Company has not experienced this problem with subsequent TVT orders.


         The Company has selected International Quartz Ltd. ("International Quartz"), located in Hong Kong, to manufacturer the FSR and the BSR. International Quartz has agreed to extend payment terms to the Company and will guaranty delivery. Management and International Quartz are still negotiating the final terms regarding payment. Management anticipates that the Company will make an initial payment of approximately $10,000 to be applied towards tooling costs, which should total approximately $30,000. The remaining tooling costs will be paid over a period of approximately sixty days. As of March 12, 1997, the payment terms for manufacturing the FSR and BSR had not been determined.


         The Company does not anticipate any difficulties in obtaining raw materials or arranging for the manufacture of its products.


COMPETITION


         There are many companies which manufacture universal remote controls. However, management believes that the TVT Products have a niche in the remote control market, due to their ease of use, sound effects and unusual shapes. As discussed above, the TVT Products have four sound effects, and are available in the shape of a gun, or in the case of both the Football Remotes in the shape of a football. Management believes these shapes and sounds provide an interactive experience for the user, which is unavailable with a standard universal remote control.


GOVERNMENTAL REGULATION

         The Company's products are not regulated by the Federal Communications Commission or any other government agency. The Company is subject to laws and regulations pertaining to the import of goods manufactured overseas. Compliance with governmental regulations is not expected to have a material adverse effect on the Company.

EMPLOYEES


         As of March 10, 1997, the Company had 3 employees, 2 of whom were full-time, and 1 independent contractor. The names and responsibilities of each employee are set forth below:


Sheldon Silverman - President


         Mr. Silverman is a full-time employee and is responsible for running the day-to-day operations of the Company. Mr. Silverman is in charge of the Company's marketing and product development, along with discussing the Company's operations with investors. Mr. Silverman is also the Secretary of Golden Treasures.


Keith Balderson - Vice President


         Mr. Balderson, a part-time employee, is responsible for the management of the Company, and makes recommendations regarding the Company's marketing, financing, and contracting activities. Mr. Balderson also conducts investor relations activities, which includes answering questions from investors and preparing news releases. Mr. Balderson spends approximately five hours a week on the business affairs of the Company.


Juliette Henry


         Ms. Henry is a full time employee, and provides secretarial services to the Company, including data entry and some accounting. Ms. Henry also provides Internet experience.


Dave Jeffery


         Mr. Jeffery is an independent contractor whose primary responsibility is conducting investor relations activities. Mr. Jeffery also handles some of the Company's sales calls. The Company does not have any contractual arrangement with Mr. Jeffery.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION


         Management had planned to add two or three employees in the Company's Vancouver offices, and staff a full-time office in Las Vegas, during the 1997 fiscal year, which ends April 31, 1997. However, due to a lack of funding, management has decided to postpone these plans indefinitely. The Company also plans to continue its research and development efforts on the TVT Products. As of March 6, 1997, management estimates that the Company has sufficient cash to satisfy its needs until May 1, 1997.

         In August 1996, the Company completed a $170,000 private placement of its Common Stock, pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act") . From August 1996 to January 24, 1997, the Company made a $0.36 per share offering under Rule 504 of Regulation D; however, no shares were sold as a result of this offering. The Company proposes to conduct a $0.20 per share offering, under Rule 506 of Regulation D promulgated under the Act. As of March 10, 1997, the Company had not sold any shares in this offering.


         Currently, orders placed with Kimex are paid for in advance of shipment. In the future, the Company would like establish a line of credit with Kimex for the financing of inventory purchases. Interest of 10% per annum would be charged on such financing. The Company is also completing negotiations with International Quartz regarding the extension of payment terms for the tooling and manufacturing costs of the Football Remotes. See Part 1, Item 1. Description of Business.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         LIQUIDITY AND CAPITAL RESOURCES. Since the Company's inception in September 1995, the Company has been engaged primarily in raising its initial capitalization and obtaining license agreements critical to its business plan. Through April 30, 1996, gross proceeds of $225,700 were obtained through the sale of the Company's Common Stock. In August 1996, an additional $170,000 in gross proceeds were obtained through the sale of the Company's Common Stock, pursuant to Rule 504 of Regulation D promulgated under the Act. See Part II,
Item 4. Recent Sales of Unregistered Securities.


         The Company's working capital was $19,663 at April 30, 1996, and increased to $32,372 at October 31, 1996. The increase was due primarily to the receipt of the offering proceeds described above.


         RESULTS OF OPERATIONS. The Company has not yet generated significant revenues. Since inception revenues of only $7,504 have been generated. Expenses incurred since inception through October 31, 1996 of $360,301 were primarily for marketing and product development, including tooling designs and the production of prototypes and premarketing materials. The research and development on the TV Terminator has been completed. Management believes the development costs on the Football Sport Remote and the Bundy Sport Remote should be minimal due to the similarity of the software between the TVT and the Football Remotes; however, the Company will continue to incur marketing costs. If the negotiations with AIFA are successful, the Company may incur development and marketing cost on these products in the near future.


         Expenses for the six months ended October 31, 1996 in the amount of $186,684 were incurred primarily for consulting fees ($45,957), investor relations ($24,569), legal ($18,972), office ($18,717), and marketing and product development ($46,598). Consulting services were provided to the Company by S.A. Alden Holdings, Inc. ("S.A. Alden"), a company owned by Mr. Balderson's wife. S.A. Alden provides the Company with management and contract negotiations expertise. The Company also received consulting services relating to distribution of the Company's products from Golden Treasures, a company owned and controlled by Sheldon Silverman. During the six months ended October 31, 1996, the Company had paid $22,500 to Golden Treasures and $10,858 to S.A. Alden. The Company's investor relations activities include providing answers to investors' questions which are received by telephone, mail, fax, and electronic mail. Expenses for investor relations consist primarily of the associated costs for travel and lodging and the fees paid to Mr. Jeffery, an independent contractor.


         GOING CONCERN. As a result of its operations through October 31, 1996, the Company has an accumulated deficit as of October 31, 1996 of $361,759. Note 1 of the Notes to Financial Statements included herein states that substantial doubt has been raised about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on its ability to generate profitable operations in the future and obtain additional financing. Management plans to raise the funds, through the issuance of additional shares of stock (See Part I, Item 2. Plan of Operation), necessary to finance ongoing operations and commitments until sufficient cash flow from operations is generated; however, there can be no assurance that the Company will be able to do so.


ITEM 3.           DESCRIPTION OF PROPERTY.

         The Company's leases approximately 600 square feet of office space at a cost of $750 per month, at #1738 - 609 Granville Street, Vancouver, British Columbia. See Part I, Item 7. Certain Relationships and Related Transactions.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Common Stock of the Company, as of August 21, 1996:


NAME AND ADDRESS OF OWNER                                                     NUMBER OF SHARES          PERCENT OF
                                                                                   OWNED                 CLASS (1) <F1>
Amoeba Corporation                          Contact/Director:                    2,900,000                 30.8%
21 East Drive Garston                       Isaac Collie
Watford, Herts
England WD2 6AH
Philadep & Co.                                                                   1,832,500                 19.5%
1900 Market St. 2nd Floor
Philadelphia, PA 19103
But Sup But International Inc.              Contact/Director:                     900,000                  9.6%
Flat 1906, Blk Q                            Janine Curtis
Luk Yeung Sun Chuen
Twuen Wan
N.T. Hong Kong
Aurora Marketing Inc.                       Contact/Director:                     900,000                  9.6%
21 Godolphin House                          Shaniqua McPhee
76 Fellows Road
London, England
NW3 3LG
Measca Corporation                          Contact/Director:                     900,000                  9.6%
P.O. Box N. 7521                            Shelly Johnson
94 Dowdeswell St.
Nassau, Bahamas
CT Securities Services Inc.                                                       822,500                  8.7%
70 York St. 8th Floor
Toronto, Ontario
Canada M5J 1S9
Sheldon Silverman                                                               300,000 (2)<F2>            3.1%
Keith Balderson                                                                 200,000 (3)<F3>            2.1%
Officers and Directors as a group                                                 500,000                  5.0%
(2 persons)
*Less than 0.1%


                                        7



<F1>
(1) Based on 9,419,000 shares of Common Stock outstanding on August 21, 1996. Where the persons listed on this table have the right to obtain additional shares of common stock within 60 days from August 21, 1996, these additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

<F2>
(2) Includes 300,000 shares of Common Stock issuable upon exercise of certain options. See "Executive Compensation."

<F3>
(3) Includes 200,000 shares of Common Stock issuable upon exercise of certain options. See "Executive Compensation."

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

OFFICERS AND DIRECTORS

         The officers and directors of the Company are as follows:

NAME                                       AGE                           POSITION
Sheldon Silverman                          35                            President, Chief Executive Officer
                                                                         and Director
Keith Balderson                            52                            Vice President, Secretary, Treasurer
                                                                         and Director

         The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company's Bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.


         SHELDON SILVERMAN is a full-time employee and has been the President, Chief Executive Officer, and a director of the Company since May 1996. He managed a jewelry store in Vancouver, British Columbia, from 1982 to 1984. In 1986, Mr. Silverman received a real estate license and worked at Re/Max Realty in Vancouver, from 1986 to 1994, specializing in land development, as well as residential and commercial real estate. He received awards as a real estate broker. From 1991 to 1996, he was the president of Golden Treasures Dist. Ltd., a distributor of consumer electronic products. Mr. Silverman assisted in the development of the Company's TVT Products and in locating software engineers, product manufacturers, and microchip designers. Mr. Silverman's parents are the owners of Golden Gems.


         KEITH BALDERSON has been a director of the Company since its inception and has served, on a part-time basis, as Vice President since May 1996 and Secretary and Treasurer since July 1996. He served as the President of the Company from its inception to May 1996. Mr. Balderson is employed by S.A. Alden, which is located in Vancouver, British Columbia. S.A. Alden is owned by Mr. Balderson's wife, who is also the President of S.A. Alden. Mr. Balderson attended sales and marketing courses at the University of British Columbia from 1963 to 1965. From 1965 to 1982, he was a director of Margetson-Lee, Ltd., a private retail clothing company in Vancouver, British Columbia. He was the president of Silk Fashion Canada, Ltd., Toronto, Ontario, a company which imported Jack Mulgreen dresses and blouses, from 1980 to 1984. From 1984 to 1988, he was the marketing director for Louis Feraud Paris, a private fashion import company in New York. He was the vice president for Quadra Lodgic Technologies, Inc., a medical research and biotechnology company in Vancouver, British Columbia, from 1988 to 1992. From 1992 to 1996, Mr. Balderson was the president of Cryocon Containers Inc., a publicly-held company in Vancouver, British Columbia, engaged in refrigeration technology.


         As of March 10, 1997, the Company has not entered into any consulting agreements with Messrs. Silverman or Balderson. The Company has entered into consulting agreements with S.A. Alden and Golden Treasures, companies owned by Mr. Balderson's wife and Sheldon Silverman, respectively. These consulting agreements are attached as exhibits to this document.


ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth information for the Chief Executive Officer ("CEO") of the Company, Keith Balderson, from inception (September 15,
1995) through April 30, 1996. No disclosure need be provided for any executive officer, other than the CEO, whose total annual salary and bonus for the last completed fiscal year did not exceed $100,000. Accordingly, no other executive officers of the Company are included in the table.


                                                                                LONG TERM COMPENSATION
                                        ANNUAL COMPENSATION                      AWARDS               PAYOUTS
                                                             OTHER      RESTRICTED
NAME AND                                                    ANNUAL         STOCK          OP-           LTIP        ALL OTHER
PRINCIPAL                                                   COMPEN-      AWARD(S)      TIONS/SAR      PAYOUTS        COMPEN-
POSITION           YEAR         SALARY         BONUS      SATION ($)        ($)          S ($)          ($)        SATION ($)
Keith              1996        $ 14,400         -0-           -0-           -0-           -0-           -0-            -0-
Balderson,
President




         There are no employment agreements with any of the Company's executive officers. The Company's current executive officers, Sheldon Silverman and Keith Balderson, are paid through consulting fees paid to their respective companies. The consulting fees are currently $4,000 and $1,200 per month for Messrs. Silverman and Balderson, respectively. For period ended April 30, 1996, consulting fees of $8,000 and $10,301 were paid to Messrs. Silverman and Balderson through their companies. For the six months ended October 31, 1996, consulting fees of $22,500 and $10,858 were paid to Messrs. Silverman and Balderson through their companies. From May 1, 1996 through March 1, 1997, management estimates that the Company had paid $27,500 and $ 13,500, to Messrs. Silverman and Balderson through their companies, and they are owed $14,500 and $3,000, respectively.

         The Company does not pay non-officer directors for their services as such nor does it pay any director's fees for attendance at meetings. Directors are reimbursed for any expenses incurred by them in their performance as directors.

STOCK OPTIONS

         On July 26, 1996, the Company's Board of Directors adopted a 1996 Stock Option Plan under which a total of 941,900 shares are available for grant to provide incentive compensation to officers and key employees of the Company.

         The Plan is administered by the Board of Directors. Options may be granted for up to 10 years at not less than the fair market value at the time of grant, except that the term may not exceed five years and the price must be 110% of fair market value for any person who at the time of grant owns more than 10% of the total voting power of the Company. Unless otherwise specified in an optionee's agreement, options granted under the Plan to officers, officer/directors, and employees will become vested with the optionee under the following schedule: 50% upon the first anniversary of the option grant and 12.5% upon each of the four three-month periods following the first anniversary. The Plan will remain in effect until it is terminated by the Board of Directors, except that no Incentive Stock Option (as defined in Section 422 of the Internal Revenue Code) may be granted after July 26, 2006.

         Options may be  exercised  by payment of the option  price (i) in cash,
(ii) by tender of shares of Common Stock of the Company and which have a fair market value equal to the option price, or (iii) by such other consideration as the Board of Directors may approve at the time the option is granted.

         On August 16, 1996, options to purchase 300,000 shares and 200,000 shares at $.656 per share were granted to Sheldon Silverman and Keith Balderson, respectively.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         From time to time, the Company has engaged in transactions with Golden Treasures, a distributor of consumer electronic products owned and controlled by Sheldon Silverman, the President, Chief Executive Officer, and a director of the Company. The Company, pursuant to the consulting agreement between Golden Treasures, receives the following services from Golden Treasures:

         1.       Project management.
         2.       Recommendations regarding financing, marketing and promotion.
         3.       Monitoring and verification of work performed by contractors.
         4.       Report writing.
         5.       Liaison services between the Company and contractors.

The terms of the consulting agreement provide that Golden Treasures has complete discretion in the amount of time, energy, and effort devoted to the Company and performs its duties to the Company as it sees fit. In exchange for the services, the Company pays Golden Treasures a fee of $4,000 per month and reimburses Golden Treasures for reasonable expenses. During the period ended April 30, 1996, the Company also purchased 60 units of the TVT from Golden Treasures at cost ($18 per unit). Also during this period, the Company incurred $57,095 in marketing expenses paid to Golden Treasures. The marketing expenses were related to the Company's involvement in the Consumer Electronics Show in Las Vegas in January 1996, for exhibit space, advertising, and prototype samples. The Company leases office space from Golden Treasures at the rate of $750 per month. During the period ended April 30, 1996, rent of $3,500 was paid. At April 30, $7,933 was owed to Keith Balderson's company and $12,580 was owed to Golden Treasures for marketing, public relations, investor relations, and office expenses. During the six months ended October 31, 1996, rent of $700 was paid. At October 31, 1996 $12,580 was still owed to Golden Treasures; however, as of March 1, 1997, management estimates that $14,500 was owed to Golden Treasures and $3,000 was owed to S.A. Alden.


         The Company has contracted for fulfillment services with Golden Gems, a company owned and controlled by Sheldon Silverman's parents. See Part I, Item 1. Marketing and Distribution.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, $.001 par value per share.

COMMON STOCK

         Each share of Common Stock has one vote with respect to all matters voted upon by the shareholders. The shares of Common Stock do not have cumulative voting rights.

         Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor. The Company has never declared a dividend on its Common Stock and has no present intention of declaring any dividends in the future.

         Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

         The outstanding shares of the Common Stock of the Company are fully paid and non-assessable.

         The registrar and transfer agent for the Company's Common Stock is Silver State Transfer & Registrar, 8180 Clover Springs Lane, Salt Lake City, Utah 84121.

PREFERRED STOCK

         The Articles of Incorporation permit the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the Common Stock, all of which could adversely affect the rights of the holders of the Common Stock.

         The  Board  of  Directors   established  a  Series  A  Preferred  Stock
consisting of 2,000,000 shares; however, it has withdrawn its plans to sell such shares privately.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock is not traded on a registered securities exchange, or on NASDAQ; however, the Company's Common Stock has traded on the OTC Bulletin Board under the symbol "IAPI" since April 29, 1996. The range of high and low bid prices for each fiscal quarter for 1996, as reported by the OTC Bulletin Board, is as follows:


                                                                                   BID PRICES
1996 FISCAL YEAR                                                       HIGH                           LOW
Quarter Ending 07/31/96...................................            $ 1.63                        $ .343
Quarter Ending 10/31/96 ..................................            $ 1.06                        $ .250


         The last reported high and low bid price for the Company's Common Stock was $.18 as of March 7, 1997, as reported by the OTC Bulletin Board.

         The above quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.


         As of February 24, 1997 there were 38 record holders of the Company's Common Stock.


         Since the Company's inception, no cash dividends have been declared on the Company's Common Stock.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any pending legal proceedings and no such proceedings are known to be contemplated.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         Since the Company's inception, it has sold shares of its Common Stock, which sales were not registered under the Securities Act of 1933, as amended, as follows:


         From October 1, 1995 to December 5, 1995, a total of 3,124,000 shares of Common Stock were sold for an aggregate of $156,200 in cash. From March 28, 1996 to May 6, 1996, a total of 695,000 shares of Common Stock were sold for an aggregate of $69,500 in cash. No underwriting discounts or commissions were paid. With respect to these sales of securities, the Company relied on the provisions of Rule 504 of Regulation D promulgated under the Act. Aggregate sales were less than $1,000,000.


         On April 17, 1996, the Company issued a total of 5,600,000 shares of Common Stock as consideration for various licenses to four parties. See Part I,
Item 1. Description of Business. With respect to the issuance of these shares, the Company relied on the provisions of Section 4(2) of the Securities Act of 1933, as amended, in that such transactions did not involve any public offering.


         On August 28, 1996, a total of 607,143 shares of Common Stock were sold for an aggregate of $170,000 in cash. No underwriting discounts or commissions were paid. With respect to these sales of securities, the Company relied on the provisions of Rule 504 of Regulation D promulgated under the Act. Aggregate sales were less than $1,000,000.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 78.751 of the General Corporation Law of Nevada and Article X of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the corporation's best interests or not opposed to the corporation's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

                [LETTERHEAD OF STALEY, OKADA, CHANDLER & SCOTT]






AUDITORS' REPORT

--------------------------------------------------------------------------------


To the Shareholders of Interactive Processing, Inc.:

We have audited the balance sheet of Interactive Processing, Inc. (a Development Stage Company) as at 30 April 1996 and the statements of loss and deficit and cash flow for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at 30 April 1996 and the results of its operations and the changes in its financial position for the period then ended in accordance with accounting principles generally accepted in the United States.


                                              /S/STALEY, OKADA, CHANDLER & SCOTT
Burnaby, B.C.                                    STALEY, OKADA, CHANDLER & SCOTT
28 August 1996                                             CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------






COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA-U.S. REPORTING CONFLICT

--------------------------------------------------------------------------------


To the Directors of Interactive Processing, Inc.:

In the United States, reporting standards for auditors require the expression of a qualified opinion when financial statements are affected by significant uncertainties such as those referred to in Note 1 to these financial statements. The above opinion on our report to the shareholders dated 28 August 1996 for the period ended 30 April 1996 is not qualified with respect to, and provides no reference to these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.


                                              /S/STALEY, OKADA, CHANDLER & SCOTT
Burnaby, B.C.                                    STALEY, OKADA, CHANDLER & SCOTT
28 August 1996                                             CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------

Interactive Processing, Inc.                                         STATEMENT 1
(A Development Stage Company)

Balance Sheet

U.S. Funds


                                                                                       31 October          30 April
ASSETS                                                                                       1996              1996
                                                                                     (Unaudited -
                                                                           Prepared by Management)

-------------------------------------------------------------------------------------------------------------------

Current                                 Cash                                        $      $7,824            38,889
                                        Accounts receivable                                 1,452                 -
                                        Work in progress                                   32,169                 -
                                        Inventory                                          38,973             1,080
                                        Prepaid expenses                                        -             6,216
                                                                                    -------------------------------


                                                                                           80,418            46,185

Capital Assets, net of amortization                                                         4,760                 -

License Costs (Note 4)                                                                      5,600             5,600

Prepaid Royalty Costs, net of
  amortization of $3,261 (Note 9b)                                                         21,739                 -
                                        ---------------------------------------------------------------------------


                                                                                    $     112,517     $      51,785
-------------------------------------------------------------------------------------------------------------------




LIABILITIES

-------------------------------------------------------------------------------------------------------------------

Current                                 Accounts payable                            $      48,046     $      26,522
                                        ---------------------------------------------------------------------------


Due to a Related Party (Note 5)                                                            12,580            12,580
                                        ---------------------------------------------------------------------------


Obligation to Issue Share Capital
  (Note 6)                                                                                 57,350                 -
                                        ---------------------------------------------------------------------------


Continued Operations (Note 1)


SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------

Share Capital (Notes 7 and 9a)                                                            356,300           186,300

Deficit - Statement 2                                                                    (361,759)         (173,617)
                                                                                    -------------------------------

                                            - See Accompanying Notes -

Interactive Processing, Inc.                                         STATEMENT 2
(A Development Stage Company)

Statement of Loss and Deficit

U.S. Funds



                                                                                           Six Months        Period
                                                                              Cumulative        Ended         Ended
                                                                                    from   31 October      30 April
                                                                               Inception         1996          1996
                                                                            (Unaudited - (Unaudited -
                                                                             Prepared by  Prepared by
                                                                              Management)  Management)

-------------------------------------------------------------------------------------------------------------------

Revenue                                 Sales                                  $   7,504     $ 7,504     $       -

Cost of Goods Sold                                                                 8,962        8,962             -
                                        ---------------------------------------------------------------------------


Gross Profit (Loss)                                                               (1,458)      (1,458)            -
                                        ---------------------------------------------------------------------------


Expenses                                Marketing and product development        151,310       46,598       104,712
                                        Consulting fees                           72,608       45,957        26,651
                                        Legal                                     28,472       18,972         9,500
                                        Travel and promotion                      16,803        7,904         8,899
                                        Investor relations                        31,175       24,569         6,606
                                        Accounting and audit                      11,498        5,848         5,650
                                        Office                                    24,347       18,717         5,630
                                        Filing fees                                6,980        2,825         4,155
                                        Amortization                               4,101        4,101             -
                                        Rent                                       6,895        6,895             -
                                        Salaries                                   3,046        3,046             -
                                        Director fees                              1,000            -         1,000
                                        Transfer agent                             1,505          905           600
                                        Bank charges and interest                    561          347           214
                                                                              -------------------------------------


                                                                                 360,301      186,684       173,617
                                        ---------------------------------------------------------------------------


Loss for the Period                                                             (361,759)    (188,142)     (173,617)
                                        Retained earnings (deficit)
                                          - Beginning of period                        -     (173,617)            -
                                        ---------------------------------------------------------------------------

Deficit - End of Period                                                        $(361,759)    $(361,759)  $ (173,617)
-------------------------------------------------------------------------------------------------------------------







Loss per Share - Basic                                                         $  (0.05)     $   (0.02)  $    (0.07)
-------------------------------------------------------------------------------------------------------------------

Weighted Average Number of
  Common Shares Outstanding                                                   7,397,213      9,631,500    2,666,000
-------------------------------------------------------------------------------------------------------------------


                                            - See Accompanying Notes -

Interactive Processing, Inc.                                         STATEMENT 3
(A Development Stage Company)

Statement of Cash Flow

U.S. Funds



                                                                                           Six Months        Period
                                                                              Cumulative        Ended         Ended
                                                                                    from   31 October      30 April
Cash Resources Provided By (Used In)                                           Inception         1996          1996
                                                                            (Unaudited - (Unaudited -
                                                                             Prepared by  Prepared by
                                                                              Management)  Management)

-------------------------------------------------------------------------------------------------------------------

Operating Activities                    Loss for the year                     $ (361,759)  $ (188,142)   $ (173,617)
                                        Amortization                               4,101        4,101             -
                                                                              -------------------------------------


                                                                                (357,658)    (184,041)     (173,617)
                                        ---------------------------------------------------------------------------


                                        Changes in non-cash working capital
                                          Inventory                              (38,973)     (37,893)       (1,080)
                                          Accounts receivable                     (1,452)      (1,452)            -
                                          Prepaid expenses                             -        6,216        (6,216)
                                          Accounts payable                        48,046       21,524        26,522
                                          Work in progress                       (32,169)     (32,169)            -
                                                                              -------------------------------------


                                                                                 (24,548)     (43,774)       19,226
                                        ---------------------------------------------------------------------------


                                                                                (382,206)    (227,815)     (154,391)
                                        ---------------------------------------------------------------------------


Financing Activities                    Share capital issued                     395,700      170,000       225,700
                                        Obligations to issue share capital        57,350       57,350             -
                                        Due from related party                    12,580            -        12,580
                                        Share issuance costs                     (45,000)           -       (45,000)
                                                                              -------------------------------------


                                                                                 420,630      227,350       193,280
                                        ---------------------------------------------------------------------------


Investing Activities                    Capital assets purchased                  (5,600)      (5,600)            -
                                        License rights                           (25,000)     (25,000)            -
                                                                              -------------------------------------


                                                                                 (30,600)     (30,600)            -
                                        ---------------------------------------------------------------------------


Net Increase  (Decrease) in Cash                                                   7,824      (31,065)       38,889
                                        Cash position - Beginning of period            -       38,889             -
                                        ---------------------------------------------------------------------------
Cash Position - End of Period                                                 $    7,824   $    7,824    $   38,889
-------------------------------------------------------------------------------------------------------------------


Supplementary Schedule of Non-Cash Transaction                          SCHEDULE
For the Periods Ended 31 October and 30 April 1996
U.S. Funds


--------------------------------------------------------------------------------
The following  non-cash  transaction  occurred  during the period ended 30 April
1996:

  - Issued 5,600,000 common shares at $0.01 per share to purchase electronic product licenses (Note 4).

No non-cash transactions occurred during the period ended 31 October 1996 (Unaudited - Prepared by Management).
--------------------------------------------------------------------------------

                           - See Accompanying Notes -

Interactive Processing, Inc.
(A Development Stage Company)

Notes to Financial Statements

31 October 1996 (Unaudited - Prepared by Management)
  and 30 April 1996
U.S. Funds

--------------------------------------------------------------------------------
1.   Continued Operations                These financial statements are prepared
                                         on a going  concern basis which assumes
                                         that  the  company   will  be  able  to
                                         realize     assets    and     discharge
                                         liabilities  in the  normal  course  of
                                         business.  As  at  30  April  1996  the
                                         company had a deficit of  $173,617  (31
                                         October 1996 - $361,759  - Unaudited  -
                                         Prepared by Management). The company is
                                         not yet  generating  significant  sales
                                         revenue  and does  not have  sufficient
                                         cash flow to  finance  obligations  for
                                         marketing  rights,  administrative  and
                                         overhead expenses.

                                         These factors raise  substantial  doubt
                                         about the company's ability to continue
                                         as a  going  concern.  These  financial
                                         statements    do   not    include   any
                                         adjustments  that might result from the
                                         outcome  of  these  uncertainties.  The
                                         ability to continue as a going  concern
                                         is dependent on its ability to:

                                         a) Generate  profitable  operations  in
                                         the   future.

                                         b) Obtain additional financing.

                                         Management plans to raise funds through
                                         issuance of treasury  shares to finance
                                         ongoing   operations  and   commitments
                                         until   sufficient   cash   flow   from
                                         operations is generated.

--------------------------------------------------------------------------------


2.   Nature of Operations                The  company  was  incorporated  on  15
                                         September  1995  under  the laws of the
                                         State of Nevada.  The business  purpose
                                         of  the  company  is to  engage  in the
                                         marketing   and   sale  of  high   tech
                                         consumer electronics.

                                         The company began active  operations in
                                         December 1995 by issuing seed stock for
                                         cash and  investigating  the  potential
                                         market   for  a   consumer   electronic
                                         product.

                                         On 17 April 1996, the company purchased
                                         the  manufacturing and marketing rights
                                         to an electronic product (Note 4).

                                         On 16 July 1996, the company  purchased
                                         the  licensing   rights  to  promote  a
                                         second product (Note 9b).

                                         These financial  statements present the
                                         results of the company's  operations in
                                         the 229 day period  since  inception to
                                         30 April 1996 and the six month  period
                                         ended  31  October  1996  (Unaudited  -
                                         Prepared by Management).

--------------------------------------------------------------------------------


3.   Significant Accounting
       Policies                         a)  Inventory

                                            Inventory is valued at lower of cost
                                            and net realizable value.

                                        b)  License Costs

                                            License   costs  are   deferred  and
                                            amortized over three years beginning
                                            with commercial production.

                                        c)  Prepaid Royalty Costs

                                            Prepaid  royalty  costs are deferred
                                            and  amortized at the greater of:
                                            i)  straight  line over the 23 month
                                            term  of the  contract,  or
                                            ii) the royalty rate under the terms
                                            of the contract.

--------------------------------------------------------------------------------

Interactive Processing, Inc.
(A Development Stage Company)

Notes to Financial Statements

31 October 1996 (Unaudited - Prepared by Management)
  and 30 April 1996
U.S. Funds



--------------------------------------------------------------------------------


3.   Significant Accounting
       Policies - Continued             d)  Work in Progress

                                            Work in  progress  is carried at the
                                            lower  of  cost  and  estimated  net
                                            realizable  value, and to 31 October
                                            1996 is represented by cash advances
                                            made  to  a   manufacturer   of  the
                                            product.

                                        e)  Interim Financial Statements

                                            The  financial  statements  as of 31
                                            October  1996 and for the six months
                                            ended 31 October 1996 are unaudited.
                                            In the  opinion  of  management  the
                                            interim financial statements include
                                            all  adjustments   which  management
                                            considers   necessary   for  a  fair
                                            presentation    of   the   financial
                                            condition and the operating  results
                                            and cash flows for those periods. In
                                            addition,  all such  adjustments are
                                            of  a  normal,   recurring   nature.
                                            Interim    periods    may   not   be
                                            indicative of results for the entire
                                            year.

--------------------------------------------------------------------------------


4.   License Agreements                  Under  the  terms  of  four  agreements
                                         dated  17  April   1996,   the  company
                                         purchased the  non-exclusive  rights to
                                         develop,      manufacture,      market,
                                         distribute and sell a patented  product
                                         known  as the "TV  Terminator"  in most
                                         countries around the world.

                                         The company agreed to pay consideration
                                         to the licensors as follows:

                                         a) 5,600,000 common shares (issued).
                                         b)  Royalties  of $1.50  for each  unit
                                         sold  by  the   company   or  any  sub-
                                         licensee   of  the  company  due  on  a
                                         quarterly basis.

--------------------------------------------------------------------------------


5.   Due to Related Party                Amounts due to a company  controlled by
                                         a director  are  non-interest  bearing,
                                         unsecured,  and have no specific  terms
                                         of repayment.

--------------------------------------------------------------------------------


6.   Obligation to Issue Share
       Capital The company has received funds for which management intends to issue treasury shares under a private placement. To date the obligation is unsecured and non-interest bearing. No agreement has been reached with the prospective shareholders for the share issuance.

--------------------------------------------------------------------------------

Interactive Processing, Inc.
(A Development Stage Company)

Notes to Financial Statements

31 October 1996 (Unaudited - Prepared by Management)
  and 30 April 1996
U.S. Funds




--------------------------------------------------------------------------------


7.   Share Capital                      a)  Details are as follows:

                                                                           31 October 1996             30 April 1996
                                                                         (Unaudited - Prepared
                                                                              by Management)
                                                                         ---------------------      --------------------



                                                                          Number       Amount       Number        Amount
                                            ----------------------------------------------------------------------------

                                            Authorized:

                                            i)   As at 30 April 1996
                                                   25,000,000 common shares with a par value of $0.001
                                            ii)  As at 31 October 1996 (Unaudited - Prepared by Management)
                                                   20,000,000 common shares with a par value of $0.001
                                                    5,000,000 cumulative, convertible, preferred shares with a par value of $0.001
                                            Issued and fully paid:
                                              Common shares
                                                 Opening balance          9,419,000    $ 186,300            - $           -
                                                 - private placements       607,143      170,000    3,819,000       225,700
                                                 - for license costs              -            -    5,600,000         5,600
                                                 - share issuance costs           -            -            -       (45,000)
                                            -------------------------------------------------------------------------------


                                                                         10,026,143    $ 356,300    9,419,000     $ 186,300
                                            -------------------------------------------------------------------------------

                                        b)  Of the total issued and  outstanding
                                            common   shares   of  the   company,
                                            5,600,000   are   restricted    from
                                            trading until 17 April 1998.

                                        c)  Stock options issued to directors in
                                            the 31  October  1996  period are as
                                            follows:

                                                    Number                         Price         Expiry Date
                                                    -----------------------------------------------------------------------

                                                    500,000                      $ 0.656         16 August 2006

                                        d)  On 29 April 1996,  the company began
                                            trading  its shares on the  National
                                            Association   of  Security   Dealers
                                            ("NASD") over-the-counter market.

                                        e)  Subsequent  to the  period  ended 30
                                            April  1996,  the  authorized  share
                                            capital  was  amended to  20,000,000
                                            common    shares    and    5,000,000
                                            cumulative,  convertible,  preferred
                                            shares.  The  preferred  shares  are
                                            redeemable after 31 December 1997 at
                                            $0.50  per  share  and  carry  a 10%
                                            dividend  rate. No preferred  shares
                                            are  issued  at  31   October   1996
                                            (Unaudited     -     Prepared     by
                                            Management).

--------------------------------------------------------------------------------


8.   Related Party Transactions         The following related party transactions
                                        are at fair market value as estimated by management:

                                        a)  During  the  period  ended  30 April
                                            1996:

                                            i)   Inventory

                                                 The company  purchased 60 units
                                                 of   a   consumer   electronics
                                                 product  at cost from a company
                                                 controlled  by a  director  for
                                                 $18 per unit.

                                            ii)  Accounts Payable

                                                 Included in accounts payable is
                                                 $7,933   owing  to  a   company
                                                 controlled by a director.

Interactive Processing, Inc.
(A Development Stage Company)

Notes to Financial Statements

31 October 1996 (Unaudited - Prepared by Management)
  and 30 April 1996
U.S. Funds





--------------------------------------------------------------------------------


8.   Related Party Transactions
       - Continued                      a)  - Continued

                                            iii) Marketing      and      Product
                                                 Development

                                                 Included in  marketing  expense
                                                 are fees of  $57,095  paid to a
                                                 company    controlled    by   a
                                                 director.

                                            iv)  Consulting Fees Expense

                                                 Included  in  consulting   fees
                                                 expense  is  $10,301  paid to a
                                                 company    controlled    by   a
                                                 director.  An additional $8,000
                                                 of consulting fees were paid to
                                                 a  company   controlled   by  a
                                                 second director.

                                            v)   Office Expense

                                                 Included  in office  expense is
                                                 $3,500   in  rent   paid  to  a
                                                 company    controlled    by   a
                                                 director.

                                        b)  During the  period  ended 31 October
                                            1996   (Unaudited   -  Prepared   by
                                            Management):

                                            i)   Consulting Fees Expense

                                                 Included  in  consulting   fees
                                                 expense  is  $22,500  paid to a
                                                 company    controlled    by   a
                                                 director. An additional $10,858
                                                 of consulting fees were paid to
                                                 a  company   controlled   by  a
                                                 second director.

                                            ii)  Office Expense

                                                 Included  in office  expense is
                                                 $700 in rent  paid to a company
                                                 controlled by a director.

--------------------------------------------------------------------------------


9.   Subsequent Events                  a)  Share Capital Issued

                                            On  28  August  1996,   the  company
                                            agreed  to  issue  607,143  treasury
                                            shares  for  cash  consideration  of
                                            $0.28  per  share  for  a  total  of
                                            $170,000.

Interactive Processing, Inc.
(A Development Stage Company)

Notes to Financial Statements

31 October 1996 (Unaudited - Prepared by Management)
  and 30 April 1996
U.S. Funds




--------------------------------------------------------------------------------


9.   Subsequent Events - Continued      b)  License Agreement

                                            Under  the  terms  of  an  agreement
                                            dated  16  July  1996,  the  company
                                            purchased  the  exclusive  licensing
                                            rights  in  the  United  States  and
                                            Canada for the use of the trademarks
                                            of the "Married  ... with  Children"
                                            television  series  to  promote  the
                                            company's  "The Bundy Sport  Remote"
                                            product.

                                            The  licensing  rights  expire on 30
                                            June 1998 but can be  terminated  by
                                            the    licensor     under    certain
                                            conditions.

                                            The  company  will pay a royalty  of
                                            10% to 12%  of net  sales  depending
                                            upon the terms of the product  sale.
                                            The company has guaranteed a minimum
                                            of $75,000 in total royalties during
                                            this term.  The first $25,000 of the
                                            total guaranteed  minimum was due as
                                            an   advance    upon   signing   the
                                            agreement (paid).

                                            Until 12 July 1997,  the company has
                                            an option to extend the agreement to
                                            exclusively  worldwide  by paying an
                                            additional $25,000. In addition,  if
                                            the company has paid the  guaranteed
                                            minimum   royalty  and  met  certain
                                            sales  targets,  it can  extend  the
                                            term  of the  agreement  to 30  June
                                            2000 by providing  written notice by
                                            1 May 1998.

                                        c)  Stock Options Issued

                                            On  16  August  1996,   the  company
                                            granted  incentive  stock options to
                                            Sheldon  Silverman  (300,000 shares)
                                            and Keith Balderson (200,000 shares)
                                            exercisable   at  $0.656  per  share
                                            until  16  August  2006.   Both  are
                                            directors of the company.

--------------------------------------------------------------------------------

                                    PART III


ITEM 1.  INDEX TO EXHIBITS.

REGULATION                                                                                             SEQUENTIAL
S-B NUMBER                                             EXHIBIT                                         PAGE NUMBER
3.1                 Articles of Incorporation (1)<F1>                                                      N/A
3.2                 Bylaws (1)<F1>                                                                         N/A
10.1                Patent and Trademark License Agreement between Amoeba                                  N/A
                    Corporation and Interactive Processing, Inc. dated April 17, 1996
                    (1)<F1>
10.2                Patent and Trademark Sublicense Agreement between But Sup                              N/A
                    But International, Inc. and Interactive Processing, Inc. dated April
                    17, 1996 (1)<F1>
10.3                Patent and Trademark Sublicense Agreement between Aurora                               N/A
                    Marketing Inc. and Interactive Processing, Inc. dated April 17,
                    1996 (1)<F1>
10.4                Patent and Trademark Sublicense Agreement between Measca                               N/A
                    Corporation and Interactive Processing, Inc. dated April 17, 1996
                    (1)<F1>
10.5                1996 Stock Option Plan (1)<F1>                                                         N/A
10.6                1996 Restricted Stock Plan (1)<F1>                                                     N/A
10.7                Merchandising License Agreement between ELP Communications                             N/A
                    and Interactive Processing, Inc. dated April 17, 1996 (1)<F1>
10.8                Joint Venture Agreement with CPNM (2)<F2>                                              N/A
10.9                Consulting Agreement with Golden Treasures (2)<F2>                                     N/A
10.10               Consulting Agreement with S.A. Alden (2)<F2>                                           N/A
10.11               Fulfillment Contract with Golden Gems Nevada, Ltd. (2)<F2>                             N/A
27                  Financial Data Schedule                                                                25

<F1>
(1)      Incorporated by reference from the Exhibits filed with the Company's Form 10-SB, filed with the Securities and Exchange Commission on November 25, 1996, Commission file number 0-
         21791.
<F2>
(2)      Incorporated  by reference  from the Exhibits  filed with the Company's
         Form 10-SB  Amendment  No. 1, filed with the  Securities  and  Exchange
         Commission on March 10, 1997, Commission file number 0-21791.

ITEM 2.           DESCRIPTION OF EXHIBITS.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   INTERACTIVE PROCESSING, INC.



Date: March 13, 1997               By:/s/Sheldon Silverman
                                         Sheldon Silverman, President